                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                             (Amendment No. (____)*



                            TEAM AMERICA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878153 10 5
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 878153 10 5                                          (Page 2 of 9)




--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Richard C. Schilg

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) _____
                  (b) _____

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  United States

--------------------------------------------------------------------------------
Number of         (5) Sole Voting Power                       958,021
Shares Bene-      --------------------------------------------------------------
ficially          (6) Shared Voting Power                     223,443
Owned by          --------------------------------------------------------------
Each Report-      (7) Sole Dispositive Power                  958,021
ing Person        --------------------------------------------------------------
With              (8) Shared Dispositive Power                223,443

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,181,464 (See Item 4 of this Schedule 13G)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [  ]

                  Not Applicable

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9


                  35.4%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                  IN



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CUSIP No. 878153 10 5                                          (Page 3 of 9)




--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Judith Schilg

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) _____
                  (b) _____

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  United States

--------------------------------------------------------------------------------
Number of         (5) Sole Voting Power                       0
Shares Bene-      --------------------------------------------------------------
ficially          (6) Shared Voting Power                     223,443
Owned by          --------------------------------------------------------------
Each Report-      (7) Sole Dispositive Power                  0
ing Person        --------------------------------------------------------------
With              (8) Shared Dispositive Power                223,443

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  223,443 (See Item 4 of this Schedule 13G)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [  ]

                  Not Applicable

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9


                  6.7%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                  IN



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CUSIP No. 878153 10 5                                          (Page 4 of 9)





--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Kevin T. Costello

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) _____
                  (b) _____

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  United States

--------------------------------------------------------------------------------
Number of         (5) Sole Voting Power                       50,000
Shares Bene-      --------------------------------------------------------------
ficially          (6) Shared Voting Power                     373,200
Owned by          --------------------------------------------------------------
Each Report-      (7) Sole Dispositive Power                  50,000
ing Person        --------------------------------------------------------------
With              (8) Shared Dispositive Power                373,200

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  423,200 (See Item 4 of this Schedule 13G)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [  ]

                  Not Applicable

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9


                  12.7%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                  IN



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CUSIP No. 878153 10 5                                          (Page 5 of 9)





--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Anne M. Costello

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) _____
                  (b) _____

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  United States

--------------------------------------------------------------------------------
Number of         (5) Sole Voting Power                       0
Shares Bene-      --------------------------------------------------------------
ficially          (6) Shared Voting Power                     373,200
Owned by          --------------------------------------------------------------
Each Report-      (7) Sole Dispositive Power                  0
ing Person        --------------------------------------------------------------
With              (8) Shared Dispositive Power                373,200

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  373,200 (See Item 4 of this Schedule 13G)

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [  ]

                  Not Applicable

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9


                  11.2%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                  IN



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CUSIP No. 878153 10 5                                          (Page 6 of 9)

ITEM 1.

  (a)  Name of Issuer:   TEAM America Corporation

  (b)  Address of Issuer's Principal Executive Offices:

            110 E. Wilson Bridge Road, Suite 150
            Worthington, Ohio 43085

ITEM 2.

  (a)    Name of Person Filing:

            Richard C. Schilg
            Judith Schilg
            Kevin T. Costello
            Anne M. Costello

  (b)    Address of Principal Business Office or, if none, Residence:

          The principal business address for each of Messrs. Schilg and Costello is:

                    110 E. Wilson Bridge Road, Suite 150
                    Worthington, Ohio 43085

          The address of Judith Schilg's residence is:

                    3031 E. Orange Road
                    Lewis Center, Ohio 43035

          The address of Anne M. Costello's residence is:

                    5352 Dunniker Park Drive
                    Dublin, Ohio 43017

  (c)  Citizenship:

          All of the reporting persons are United States citizens.

  (d)  Title of Class of Securities:

          Common Shares, without par value

  (e)  CUSIP Number: 878153 10 5

ITEM 3.  Not Applicable.

ITEM 4.  OWNERSHIP.

          The paragraphs below set forth information for each of the reporting persons with respect to the following:

          (a)     amount beneficially owned;
          (b)     percent of class; and
          (c)     number of shares as to which such person has:
                  (i)     sole power to vote or to direct the vote;
                  (ii)    share power to vote or to direct the vote;
                  (iii)   sole power to dispose or to direct the disposition of;


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CUSIP No. 878153 10 5                                            (Page 7 of 9)

                  (iv) shared power to dispose or to direct the disposition of.

A. Richard C. Schilg, beneficially owns 1,181,464 Common Shares, representing 35.4% of the outstanding Common Shares. Of such 1,181,464 shares, Mr. Schilg has the sole power to vote and dispose of 958,021 shares owned of record by him and shares with his wife, Judith Schilg, the power to vote and dispose of 223,443 shares held of record by Mr. and Mrs. Schilg as joint tenants.

B. Judith Schilg beneficially owns 223,443 Common Shares, representing 6.7% of the outstanding Common Shares. Mrs. Schilg shares with her husband, Richard C. Schilg, the power to vote and dispose of such 223,443 shares, which are held of record by Mr. and Mrs. Schilg as joint tenants.

C. Kevin T. Costello beneficially owns 423,200 Common Shares, representing 12.7% of the outstanding Common Shares. Of such 423,200 shares, Mr. Costello has the sole power to vote and dispose of 50,000 shares owned of record by him and shares with his wife, Anne M. Costello, the power to vote and dispose of 373,200 shares held of record by Mr. and Mrs. Costello as joint tenants.

D. Anne M. Costello beneficially owns 373,200 Common Shares, representing 11.2% of the outstanding Common Shares. Mrs. Costello shares with her husband, Kevin T. Costello, the power to vote and dispose of such 373,200 shares, which are held of record by Mr. and Mrs. Costello as joint tenants.

          For more information with respect to the Common Shares beneficially owned, percent of class and the sole or shared powers to vote or dispose of such shares, see the respective cover sheets included herein with respect to each of the reporting persons.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10. CERTIFICATION.

            Not Applicable




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CUSIP No. 878153 10 5                                          (Page 8 of 9)




MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit   Description
          -------   -----------

            1        Agreement of Joint Filing

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Richard S. Schilg
                                               --------------------------------
                                               Richard S. Schilg, individually


                                               /s/ Judith Schilg
                                               --------------------------------
                                               Judith Schilg, individually


                                               /s/ Kevin T. Costello
                                               --------------------------------
                                               Kevin T. Costello, individually


                                               /s/ Anne M. Costello
                                               --------------------------------
                                               Anne M. Costello, individually